Tel Aviv, October 31, 2005 Our ref: 8268

VIA EDGAR

George F. Ohsiek, Jr.
Branch Chief
Mail Stop 3561
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Blue Square-Israel Ltd. Form 20-F for the fiscal year ended December 31, 2004 Filed June 30, 2005 File No. 333-05024

Dear Mr. Ohsiek:

We enclose herewith, on our client’s behalf, responses to the comments raised by the Staff in its comment letter dated September 8, 2005 with respect to the Form 20-F of Blue Square-Israel Ltd. (“Blue Square”) for the year ended December 31, 2004. Below we have noted the Staff’s comment in bold face type and Blue Square’s responses in regular type. The numbering corresponds to the comment numbers in the Staff’s above referenced letter.

As per our discussion with Adam Phippen, Staff Accountant, Blue Square is not filing an amendment to its Annual Report on Form 20-F for the year ended December 31, 2004. Rather, Blue Square has set forth in this letter changes that it proposes to make in future filings with the Securities and Exchange Commission. Blue Square does not believe the proposed changes set forth in this letter to be material to Blue Square so as to require it to amend its previously filed Form 20-F.

The enclosed responses are written on behalf of Blue Square, and reference in the responses to “we” and “our” refer to Blue Square.

Form 20-F for Fiscal Year Ended December 31, 2004

Item 5. Operating and Financial Review and Prospects, page 31

Year Ended December 31, 2004 Compared with Year Ended December 31, 2003, page 33

1.	Please revise to discuss in more detail the significant changes in the line items captioned “[f]inancial income (expenses), net” and “[o]ther expenses, net.” For example, based on note 15.g. to the financial statements, it appears that financial expenses increased not only due to increased debt levels, but also due to changes in purchasing power gains and losses and changes in the value of marketable securities and short-term deposits. Also clarify how dividend payments made during the year impacted financial income (expenses), net. Moreover, with respect to significant other expense items, such as the NIS 63.9 charge in 2003 related to your employee agreement, we believe the nature of such charges should be discussed in detail in MD&A, including an explanation of why you believe the charge to be non-recurring in nature. Refer to Item 5.A. of Form 20-F.

The Company will replace the “Financial income (expenses), net” and “Other expenses, net” paragraphs in future filings with respect to the year ended December 31, 2004 compared to the year ended in December 31, 2003, to read as follows:

“Financial income (expenses), net. Financial expenses, net in 2004 were approximately NIS 58 million, or $13 million, compared with financial expenses, net of approximately NIS 49 million, or $11 million in 2003. The higher level of financial expenses for 2004 reflects increased total debt following the Company’s issuance of debentures in August 2003 and the increased dividend payments during the year (which the Company financed partially by increasing its debt), a reduction in income from the revaluation of marketable securities and interest income from short-term deposits. These were partly offset by a reduction in financial expenses due to the termination of adjustments for the effects of inflation following the introduction and effectiveness of Israel Accounting Standard No. 12.”

“Other expenses, net. Other expenses, net in 2004 were approximately NIS 20 million, or $5 million, compared with other expenses, net of approximately NIS 137 million, or $32 million in 2003. The 2004 charges consisted primarily of the following:

—	a provision of NIS 8.4 million (U.S. $1.9 million) in respect of the impairment of assets, in accordance with Israel Accounting Standard No. 15 (Impairment of Assets), and the closure of stores;
—	NIS 4.7 million (U.S. $1.1 million) related to dismissal of employees from the Company's headquarters; and
—	NIS 4.5 million (U.S. $1.0 million) as a compensation payment for the termination of a private label contract.

Other expenses for 2003 consisted primarily of the following:

—	a one-time expense of NIS 63.9 million recorded in the second quarter of 2003, related to agreements reached between Blue Square and its employees after the change in control of the Company, according to which Blue Square’s employees were entitled to receive certain one-time bonuses and additional future benefits;

—	a provision of NIS 49.2 million in respect of impairment of fixed assets and the costs of closure of unprofitable stores (lease termination costs and others); and

—	a provision of approximately NIS 26 million in respect of the dismissal of approximately 250 employees as a result of an adoption of an efficiency plan by the Company.

Under Israeli GAAP the above expenses can be classified as “other expenses”. However, under U.S. GAAP these expenses are classified as operating expenses, see note 18 (a)(12) to the financial statements.

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002, page 35

2.	Please disclose how you calculate the change in comparable store sales from period to period, including how you treat stores that were closed, renovated, or relocated during the period.

The following will be added in future filings:

The percentage change in same store sales is the percentage change in sales of those stores that operated continuously during the entire reporting period of both the current year and that preceding it. Stores are not deemed to have operated continuously (and therefore not included as “same stores”) if such stores were closed for two weeks or more during the reported period or the preceding period for any reason, including by reason of renovation or relocation.”

Liquidity and Capital Resources, page 43

3.	You state that your increase in cash generated by operations in fiscal 2004 was primarily the result of an advance payment of NIS 80 million made by credit card companies in fiscal 2004. Based on review of your statement of cash flows it also appears that your increase in cash generated by operations in fiscal 2004 was significantly impacted by your NIS 114 million increase in trade payables and other accounts payable. Please revise to disclose all working capital changes that materially affect your liquidity along with the reasons underlying the working capital changes.

Cash generated by operations amounted to approximately NIS 349 million, or $80.9 million, in 2004, an increase of 35% compared with approximately NIS 259 million, or $60 million, in 2003, which, in turn, represented a decrease of 11% compared with approximately NIS 291 million, or $67.6 million, in 2002.

The increase in cash generated by operations was mainly due to the following:

—	net cash flows from operating activities excluding changes in working capital was NIS 243 million in 2004 compared to NIS 199 million in 2003;

—	an increase of approximately NIS 114 million in trade payables in 2004 compared with an increase of NIS 28 million in 2003 resulting from a change in the payment date to suppliers at the end of 2004 as opposed to payment dates at the end of 2003;

—	a decrease in trade receivables in amount of NIS 4 million in 2004 compared with an increase of NIS 22 million in 2003 resulting from an advance payment of NIS 80 million made by credit card companies in 2004 following their agreement to spread their payments to us more evenly during each month. As a result of this agreement, a portion of the payments by the credit card companies to us are made earlier in the month, and a portion later in the month. On the other hand, the amount owed by customers increased by approximately NIS 50 million due to the higher sales in December 2004, compared to sales in December 2003; and

—	an increase in inventories in amount of NIS 13 million in 2004 due to an increase in number of stores compared with a decrease in inventories of NIS 54 million in 2003 due to a decrease in number of stores.

4.	Please revise your tabular disclosure of contractual obligations to include estimated interest payments on your debt and planned funding of your severance pay obligations. Since the table is aimed at increasing transparency of cash flows, we believe these payments should be included in the table. A footnote to the table should provide appropriate disclosure regarding how you estimated the interest payments. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item(s) and provide any additional information that is material to an understanding of your cash requirements. Refer to Item 5.F. of Form 20-F and footnote 46 to SEC Release No. 33-8350.

The Company does not have any severance pay obligations.

The Company proposes to change the text of the first footnote under the table to read as follows in future fillings:

The table above does not include payments of interest on our long-term loans because the actual interest payments on most of the loans are dependent on variable parameters, such as changes in the Israeli CPI, variable interest rates or foreign currency rates which cannot be predicted at the date of this report. Without taking into account any changes in the Israeli CPI or changes in foreign currency rates and assuming the relevant variable interest rate will remain at its level as it was as of December 31, 2004 (5% per annum), interest payments on the long-term loans would be NIS 29,023 in 2005, NIS 20,006 in 2006, NIS 2,531 in 2007, NIS 949 in 2008, NIS 421 in 2009 and NIS 46 in 2010 and thereafter.

Item 15. Controls and Procedures, page 111

5.	We note your disclosure that there can be no absolute assurance that your disclosure controls and procedures will detect or uncover all failures. Please either remove this disclosure, or revise your disclosure to clarify that your disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Also revise your conclusion regarding effectiveness to reflect, if true, that the disclosure controls and procedures are effective at the reasonable assurance level. If your disclosure controls and procedures are not effective at the reasonable assurance level, please revise your disclosure to state this. Refer to Part II.F.4 of Final Rule Release 33-8238 for guidance.

See response to comment 6 below.

6.	Please revise your disclosures regarding your principal executive old financial officers’conclusion as to the effectiveness of your disclosure controls and procedures to ensure it encompasses the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e). Your current disclosure does not achieve this objective. Also confirm to us that your disclosures regarding the effectiveness of your disclosure controls and procedures are still accurate considering the entire definition of disclosure controls and procedures, or otherwise revise accordingly.

In response to comments 5 and 6, we will revise our disclosure regarding our principal executive and financial officers’ conclusion as to the effectiveness of our disclosure controls and procedures in future filings by revising Item 15(a) thereof in its entirety to read as follows:

“We performed an evaluation of the effectiveness of our disclosure controls and procedures that are designed to ensure that the material financial and non-financial information required to be disclosed on Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported timely within the time period specified in the SEC’s rules and forms. There can be no assurance that our disclosure controls and procedures will detect or uncover all failures of persons within Blue Square to disclose material information otherwise required to be set forth in our reports. Nevertheless, our disclosure controls and procedures are designed to provide reasonable assurance of achieving the desired control objectives. Based on our evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15(d) –15(e) of the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this report are effective at such reasonable assurance level.”

We confirm that our disclosures regarding the effectiveness of our disclosure controls and procedures are still accurate considering the entire definition of disclosure controls and procedures.

Item 17. Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-9

Note 2. Significant Accounting Policies, page F-10

7.	Please disclose your method of accounting for costs associated with store closures, as it appears that you have had a significant number of closures during the periods presented. Please ensure the disclosure addresses both the timing of recognition as well as the measurement of the related lease/contract termination costs and employeetermination benefits. Also revise your United States GAAP disclosures, as applicable, to discuss and reconcile any differences between United States and Israeli GAAP in accounting for store closure costs.

The Company’s store closure costs include costs relating to the cease-use of leased stores, write-off of the balance of leasehold improvements, costs of dismantling and other expenses associated with the exit. The Company does not have costs associated with store closures which may be considered as one-time termination benefits provided to current employees who are involuntarily terminated under the terms of a one-time benefit arrangement.

A liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit to the Company is recognized and measured at its fair value when the Company ceases to use the right conveyed by the contract, i.e., the right to use the leased property. The fair value of the liability at the cease-use date is determined based on the remaining lease rental payments reduced by estimated sublease rental payments that could be reasonably obtained for the property.

The balance of leasehold improvements in respect of a store being closed is written off against the statements of operations when the lease is terminated or when the Company ceases to use the leasehold.
All other costs are expensed as incurred.

Except for the difference in classification of such costs, which is disclosed in the U.S. GAAP reconciliation note (under Israeli GAAP these costs are classified as “other expenses”), this policy is also in compliance with US GAAP and therefore the above have no additional effect on the U.S. GAAP reconciliation note.

The Company’s significant accounting policies note will be extended in future filings to include the following policy:

Store closure costs

A liability for costs to terminate a lease contract before the end of its term is recognized and measured at their fair value when the Company terminates the contract. A liability for costs that will continue to be incurred under the contract for its remaining term, when the Company ceases the use of the leasehold, and which have no economic benefits for the Company, is recognized and measured at its fair value when the Company ceases using the leasehold. Leasehold improvements are written off at such time. Other costs are expensed as incurred.

8.	Please disclose your method of accounting for joint advertising arrangements with your suppliers. Ensure the disclosure addresses both the timing of recognition and statements of classification of amounts received pursuant to these arrangements. Also revise your United States GAAP disclosures in Note 18, as applicable, to address any timing and/or classification differences between United States and Israeli GAAP with respect to your accounting for these arrangements. Refer to EITF 02-16.

The Company has advertising expenditures, and from time to time it launches joint advertising campaigns with its suppliers in relation to specific products or brands. In such cases, part of the advertising costs is charged to the supplier. The reimbursement from suppliers is characterized as a reduction of the advertising costs when recognized in the Company’s statements of operations since it represents a reimbursement of a specific, incremental, identifiable advertising cost incurred by the Company in selling the supplier’s products (this policy is in accordance with EITF 02-16).

The following will be added to the policy of “advertising costs” in future filings:

“Reimbursement from suppliers in respect of specific joint advertising campaigns are recognized in accordance with EITF 02-16 as a reduction of these costs, when incurred.”

9.	Please disclose the terms of and how you account for your “Buy & Bonus” and “Mega”frequent-buyer incentive programs. Ensure the disclosure addresses both the timing of recognition and statements of operations classification of amounts paid pursuant to these arrangements. Also revise your United States GAAP disclosures in Note 18, as applicable, to address any timing and/or classification differences between United States and Israeli GAAP with respect to your accounting for these arrangements. Refer to EITFs 00-22 and 01-9, as applicable.

In the reported years, the Company operated two frequent-buyer incentive programs: “Buy & Bonus” and “Mega”. Under these programs the consumer earns points in the regular course of his/her purchases from the chain. The earned points allow the consumers (1) to receive certain free gifts or discounts on products from the club’s catalog, which includes services or products that are not sold regularly by the Company (“catalog products”) and (2) to receive certain products, which are sold regularly by the Company, free of charge (“Company products”). Mega, which is the minor of the two programs, also granted discounts upon purchases of certain products and, until mid 2004, required the payment of annual membership fees (in immaterial amounts). Most of the consumers utilized their earned points to obtain products without additional payment.

The value of points related to catalog products is recorded in selling and marketing expenses when the consumer used his/her earned points, since these costs are marketing promotion in nature.

The cost of Company products in respect of earned points is recorded in cost of sales when the consumer utilizes his/her points.

At each balance sheet date, the Company includes a provision for unutilized points. The provision is calculated based on an average utilization cost for one point, which takes into consideration the expected percentage of points utilization relying on past experience.

Expenses (reduction of expenses) resulting from the adjustment of the provisions are recorded in selling and marketing expenses.

The classification of the respective amounts from selling and marketing expenses to cost of sales in the reported years is immaterial. As a result, no revision of the U.S GAAP reconciliation note is necessary.

The Company’s accounting policy regarding club member awards will be replaced in future filings by the following:

“Club members participating in the Company’s programs are entitled to earn points upon purchasing goods, which can be utilized over a specific term to receive certain free gifts or discounts on products or receive certain products sold by the Company free of charge. The value of such points, adjusted for points that are estimated to expire without utilization, is charged to cost of sales or selling expenses, according to their nature, in the period in which the points are earned. by the club members. “

Note 2 (m). Revenue Recognition, page F-15

10.	Please disclose your method of accounting for gift certificate sales and redemptions. Also revise your United States GAAP disclosures in Note 18, as applicable, to address any differences between United States and Israeli GAAP with respect to your recognition of revenues for gift certificates.

The Company will add the following sentence at the end of its “revenue recognition” policy in future filings:

“Revenue from sale of gift certificates is deferred and is recognized as income only when the gift certificate is redeemed to acquire goods.”

This policy is also in compliance with U.S. GAAP.

Note 3 (b). Investee Companies – Proportionally Consolidated Companies, page F-18

11.	Please revise to also disclose the following amounts proportionally consolidated: net income and cash flows from operating, financing, and investing activities. Refer to Item 17(c)(2)(vii) of Form 20-F and Rule 1-02(bb) of Regulation S-X.

Please find in the tables below the requested data:

	2002	2003	2004
	NIS in thousands

Net loss	(3,673)	(10,658)	(1,734)
Cash flows from operating activities	5,874	10,028	8,347
Cash flows from financing activities	(1,298)	(1,909)	(378)
Cash flows from investing activities	1,048	(218)	22

Note 15 (h) Other expenses, net, page F-38

12.	Please clarify for us the terms of the employee agreement you discuss in footnote (3) to the table. Also clarify for us your accounting for this agreement under both Israeli and United States GAAP. Ensure we understand the basis for your accounting under United States GAAP and why there is no difference in the accounting under United States versus Israeli GAAP.

Following the change in the control of the Company, agreements were reached between the Company and its employees and management, pursuant to which the employees were entitled to receive certain bonuses and additional future benefits. The Company recorded in 2003 an expense of approximately NIS 63.9 million (before income taxes and minority interest) in respect of these agreements, which consist of the following components:

a.     Change in control bonus of NIS 57.9 million, of which approximately NIS 49 million was an unconditional fixed bonus for employees. Most of this amount was agreed to in a collective bargaining arrangement with the Histadrut and the National Committee of the Co-Op Blue Square Employees, in connection with the Company’s change in ownership. The bonus was paid in cash, partly in 2003 and partly in 2004. However, the entitlement to the bonus was already established in August 2003. All expenses relating to this component were recorded in 2003.

The vast majority of the remaining amount of NIS 8.9 million was in respect of improvement of senior’s employees retirement terms, which was agreed to following negotiations and was fully provided for in the Company’s financial statements in accordance with Israeli GAAP, which in this case are not different from U.S. GAAP. The senior employees’ entitlement to the new retirement terms was immediate and independent of their continued employment

b.     Bonus related to dividends of NIS 6 million (approximately $1.3 million). According to the agreement reached following to the change in control, employees were also entitled to receive a bonus equivalent to 1% of the amount of every dividend to be distributed by the Company to its shareholders in the future, up to a maximum cumulative dividend distribution of U.S.$ 250 million. As of the date of the agreement, the Company recorded the amount of NIS 6 million, representing 1% of the amount of retained earnings that was available for dividend distributions to shareholders in the future, which the Company believed was probable to be distributed as dividends to the shareholders.

In 2003 and at the beginning of 2004 (before the issuance of the 2003 financial statements), an amount of approximately NIS 493 million (approximately $ 110 million) was approved as dividend payments. At the balance sheet date, the obligation amount in respect of dividends which did not meet the definition of “constructive obligation” was immaterial.

c.     It was also agreed that, in the event the Company makes another public offering of its shares, the Company will offer to its employees the opportunity to purchase up to 10% of the shares offered to the public at a price not exceeding 80% of the minimum offering price. In the event that convertible securities will be offered, the employees will be entitled to a discount of 20% on the exercise price or the rate of conversion. In the event that shares will be offered to the public together with other securities, employees will be entitled to a discount of 20% only on the offering price of the shares. No expenses were recorded in the financial statements relating to this compensation.

As a result, the difference between United States and Israeli GAAP, is immaterial.

Note 18. Effect of Material Difference Between Generally Accepted Accounting Principles in Israel and in the U.S.A., page F-41

Note 18 (a) (12). Classification of Certain Expenses, page F-44

13.	Given the significance of the classification differences, please revise to disclose the nature and amount of each item which is included in non-operating expenses under Israeli GAAP, but would be included in operating expenses pursuant to United States GAAP.

Non-operating expenses, net under Israeli GAAP are detailed in note 15(h) to the financial statements (“Other expenses, net”). All material components of these expenses are disclosed in that note. Under U.S. GAAP these expenses would be presented as operating expenses, as a separate line item, or amongst selling, general and administrative expenses.

Note 18 (b) (1). Consolidated Statements of Operations, page F-47

14.	Please tell us how you determined that the weighted average number of shares outstanding was the same for both the basic and diluted earnings per share computations. In this regard, since the conversion feature of your convertible debentures was in the money during fiscal 2004, we would expect weighted average shares outstanding for purposes of the diluted calculation to include assumed conversion of these debentures, after application of the if-converted method. Please advise.

In 2002, the number of shares used for the computation of the basic earning (loss) per share was the same number that was used for the computation of the diluted earning (loss) per share because in 2002 the Company did not have any convertible securities.

In 2003 and 2004, the application of the as if-converted method, required adjustments to both the numerator – in respect of interest expenses and the amortization of debenture issuance costs – and the denominator – in respect of the shares resulting from the assumed conversion.

The results of these adjustments were as follows:

According to the Company’s statement of operations, in 2003 the Company had loss, and accordingly the influence of the above adjustments was anti-dilutive.

In 2004, the adjustments for the numerator were additional income in the amount of NIS 7,591 thousands and for the denominator is addition of 5,460,397 shares. The influence of these adjustments was also anti-dilutive.

15.	Please revise this reconciliation, as well as your balance sheet/shareholders’ equity reconciliation to present adjustments for fixed assets on a gross basis with separate disclosure of the amounts related to accumulated depreciation.

The adjustments relate only to impairment of fixed assets. The Company will provide in future filings the adjustments for “Fixed assets, net” presentation in the U.S. GAAP reconciliation note such that it will be segregated into two line items: “Fixed asset –cost” and “Accumulated depreciation and amortization”, rather than amending the 2004 20-F.

If you have any questions or concerns, please call Ofer Hanoah, Adv. of this office at 972-3-607-4481.

Very truly yours, /s/ Perry Wildes Perry Wildes, Adv.

cc:	Mr. Emanuel Avner Ms. Iris Penso, Adv.